Legence Corp.

1601 Las Plumas Avenue

San Jose, CA 95133

April 6, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Holt

Re:	Legence Corp.
Registration Statement on Form S-1 (File No. 333-294894) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Legence Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement (the “Registration Statement”) to 4:00 p.m., Eastern Time, on April 7, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may request by telephone that such Registration Statement be declared effective.

Please contact Matthew Pacey or Michael Rigdon of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786 or (713) 836-3647, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jeffrey Sprau
Jeffrey Sprau
Chief Executive Officer and Director